                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from _____ to _____



Commission file number 0-20421



                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------
                            (Full title of the Plan)




                            TELE-COMMUNICATIONS, INC.
              ----------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)




                                 9197 S. Peoria
                            Englewood, Colorado 80112
                   -------------------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION

                                                                                                       Page No.
                                                                                                       --------
         Financial Statements:
         ---------------------

            Independent Auditors' Report                                                                  1

            Statements of Net Assets Available for Participant
               Benefits - December 31, 1998 and 1997                                                      2

            Statement of Changes in Net Assets Available for
               Participant Benefits - Years ended December 31, 1998 and 1997                              3

            Statement of Changes in Net Assets Available for
               Participant Benefits - Year ended December 31, 1996                                        4

            Notes to Financial Statements -
               December 31, 1998, 1997 and 1996                                                           5

            Schedule 1 - Line 27a - Schedule of Assets Held for
                Investment Purposes - December 31, 1998                                                  11

            Schedule 2 - Line 27d - Schedule of Reportable Transactions -
                Year ended December 31, 1998                                                             12

         Exhibit -
         ---------

            23-Consent of KPMG LLP




SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            UNITED ARTISTS ENTERTAINMENT
                                            EMPLOYEE STOCK OWNERSHIP PLAN
                                                  (Name of Plan)


Date: June 30, 1999                         By /s/Ann M. Koets
                                               ---------------------------------
                                               Ann M. Koets
                                               Plan Administrator
                                                 and Member of Plan Committee

                          Independent Auditors' Report



The TCI Plan Administrative Committee
United Artists Entertainment
  Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1998 and 1997, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         KPMG LLP


Denver, Colorado
June 23, 1999

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1998 and 1997


                                                                          1998       1997
                                                                       ----------  ---------
                                                                        amounts in thousands
Assets
------

Cash and cash equivalents                                                $   496        48

Investments, at market value (note 2):
   Tele-Communications, Inc. ("TCI"):
       Series A TCI Group Common Stock (887,000 and 974,000 shares, with a cost of $9,369,000 and $10,281,000 at December 31,
          1998 and 1997, respectively)                                    49,083    27,206

       Series A Liberty Media Group Common Stock (547,000 and 601,000
          shares, with a cost of $3,708,000 and $4,075,000 at December
          31, 1998 and 1997, respectively)                                25,191    14,525

       Series A TCI Ventures Group Common Stock (146,000 and 163,000
          shares with a cost of $770,000 and $860,000 at December 31,
          1998 and 1997, respectively)                                     3,436     2,305
                                                                         -------   -------
                                                                          77,710    44,036
  Investment in TCI Satellite Entertainment, Inc. ("TSAT") Series A
       Common Stock (33,000 and 78,000 shares, with a cost of $330,000
       and $782,000 at December 31, 1998 and 1997, respectively)              47       534

   Other (note 3)                                                            620       781
                                                                         -------   -------

Liabilities

Net assets available for participant benefits, including $322,000 of
    benefits payable to participants at December 31, 1998 (note 5)       $78,873    45,399
                                                                         =======   =======



See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

                  Statements of Changes in Net Assets Available
                            for Participant Benefits

                     Years ended December 31, 1998 and 1997

                                                             1998        1997
                                                           --------    --------
                                                           amounts in thousands
Net investment income:
    Net unrealized appreciation of investments (note 4)    $ 40,338      22,635

    Realized gains on securities transactions                 1,554         107

    Interest income                                              60          43
                                                           --------    --------

       Total net investment income                           41,952      22,785

Distributions to participants                                (8,478)     (3,092)
                                                           --------    --------

        Increase in net assets available for participant
           benefits                                          33,474      19,693

        Net assets available for participant benefits:


             Beginning of year                               45,399      25,706
                                                           --------    --------

             End of year                                   $ 78,873      45,399
                                                           ========    ========


See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                                                                 Year ended December 31, 1996
                                                          -------------------------------------------
                                                                           Income
                                                            Stock        Accumulation
                                                            Fund            Fund             Total
                                                          ---------      ------------      ----------
                                                                     amounts in thousands
Net investment income (loss):
    Net unrealized depreciation of investments
        (note 4)                                          $ (6,715)              --           (6,715)

    Realized gains on securities transactions                  138               --              138

    Interest income                                             --               55               55
                                                          --------         --------         --------

       Total net investment income (loss)                   (6,577)              55           (6,522)
                                                          --------         --------         --------

Distributions to participants                               (2,406)              --           (2,406)

Intrafund transfers                                          1,028           (1,028)              --
                                                          --------         --------         --------

      Decrease in net assets available for participant
         benefits                                           (7,955)            (973)          (8,928)

      Net assets available for participant benefits:

           Beginning of year                                33,661              973           34,634
                                                          --------         --------         --------

           End of year                                    $ 25,706               --           25,706
                                                          ========         ========         ========




See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1998, 1997 and 1996


(1)      Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements of the United Artists Entertainment Employee Stock Ownership Plan (the "Plan") have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

         Trust Fund Managed by US Bank ("Trustee")

         The Trustee manages a trust fund on behalf of the Plan and has been granted discretionary authority concerning purchases and sales of investments. The Trustee may invest up to 100% of the assets of the Stock Fund (as defined in note 2) in TCI's common stock or make other investments as defined by the Plan.

         Cash and Cash Equivalents

         The Plan considers investments with initial maturities of three months or less to be cash equivalents, which are recorded at cost which approximates fair value.

         Investments

         Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for the Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("TCI Group Series A Stock"), the Tele Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Liberty Media Group Series A Stock"), the Tele Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("TCI Ventures Group Series A Stock") and the TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("TSAT Series A Stock") were $55.34, $46.05, $23.53 and $1.42 per share, respectively, at December 31, 1998. The market values used for the TCI Group Series A Stock, the Liberty Media Group Series A Stock, the TCI Ventures Group Series A Stock and the TSAT Series A Stock were $27.93, $24.17, $14.14 and $6.85 per share, respectively, at December 31, 1997. The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are priced at current market value as of the last day of the calendar month in which the event requiring distribution occurs.

         On March 9, 1999, AT&T Corp. ("AT&T") acquired TCI in a merger (the "AT&T Merger"), in which certain series of TCI common stock were converted into certain series of AT&T common stock and TCI became a subsidiary of AT&T. See note 2.

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN


                          Notes to Financial Statements


         Any appreciation (depreciation) and realized gains associated with the stock held by the Plan during 1998, 1997 and 1996 were calculated based on the weighted average cost basis of the shares on the applicable date. See note 2.

         Income Taxes

         The Internal Revenue Service has determined and informed the Plan by a letter dated November 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

         Plan Expenses

         Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

 (2)     Description of Plan

         On December 2, 1991, United Artists Entertainment Company ("UAE") and TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") consummated a merger (the "TCI/UAE Merger") pursuant to which UAE became a wholly-owned subsidiary of Old TCI. Under the TCI/UAE Merger agreement, outstanding shares of UAE's Class A and Class B common stock, including such shares of stock held by the Plan, were converted into Old TCI Class A common stock on the basis of 1.02 Old TCI Class A shares for each share of either class of UAE's common stock. Employees of UAE became employees of Old TCI and, as such, are entitled to participate in Old TCI's benefit plan, if eligible. The Plan became "inactive" as of the date of the TCI/UAE Merger and all participants automatically became fully vested in all employer contributions. Participant contributions were always fully vested.

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN


                          Notes to Financial Statements

         Until the plan became inactive, the participants had the choice to invest their contributions in either the common stock of TCI ("Stock Fund") or an "Income Accumulation Fund". Lump-sum payments received by participants from other qualified plans could also be deposited into the Plan as "rollover contributions". At December 31, 1998, approximately 1,600 participants had balances in the plan.

         There were no contributions or forfeitures (due to a participant's termination prior to full vesting) during 1998, 1997 and 1996 as the Plan was inactive. Vested benefits become distributable if a participant dies, suffers total disability, retires, or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits or, upon participant termination, in not more than five annual installments if the participant's vested benefits exceed $3,500. Benefits are paid in cash or shares of TCI common stock at the participant's or beneficiary's (as applicable) election.

         The "Plan Committee" is responsible for the management and operation of the Plan. The Plan provides for "hardship withdrawals" by participants under certain circumstances, subject to approval by the Plan Committee.

         On March 9, 1999, as a result of the AT&T Merger, (i) each share of TCI Group Series A Stock was converted into 0.7757 of a share of AT&T common stock (1.16355 shares as adjusted for an April 1999 three-for-two AT&T stock split), (ii) each share of Liberty Media Group Series A Stock was converted into one share of a newly created class of AT&T common stock (two shares as adjusted for a June 1999 two-for-one stock split) designated as the Class A Liberty Media Group Common Stock, par value $1.00 per share (the "AT&T Liberty Class A Tracking Stock"), and (iii) each share of TCI Ventures Group Series A Stock was converted into 0.52 of a share of AT&T Liberty Class A Tracking Stock (1.04 shares as adjusted for a June 1999 two-for-one stock split).

         Prior to the AT&T Merger, TCI's assets and operations were included in three separate groups, each of which was tracked separately by public equity securities. These groups were formerly known as the "Liberty Media Group" (referred to herein as the "Old Liberty Group"), the "TCI Ventures Group" and the "TCI Group."

         Old Liberty Group was intended to reflect the separate performance of TCI's assets which produce and distribute programming services.

         The TCI Ventures Group was intended to reflect the separate performance of TCI's principal international assets and businesses and substantially all of TCI's non-cable and non-programming assets.

         The TCI Group was intended to reflect the separate performance of TCI and its subsidiaries and assets not attributed to Old Liberty Group or TCI Ventures Group. Such subsidiaries and assets are comprised primarily of TCI's domestic cable and communications business.

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

         The TCI Group was tracked separately through the TCI Group Series A Stock and the Tele-Communications, Inc. Series B TCI Group Common Stock (collectively, "TCI Group Stock"). The Old Liberty Group was tracked through the Liberty Media Group Series A Stock and the Tele-Communications, Inc. Series B Liberty Media Group Common Stock. The TCI Ventures Group was tracked separately through the TCI Ventures Group Series A Stock and the Tele-Communications, Inc. Series B TCI Ventures Group Common Stock.

         On December 4, 1996, all of the capital stock of TSAT ("TSAT Common Stock") was distributed to holders of record of TCI Group Stock as of the close of business on November 12, 1996 (the "Record Date"). Stockholders of record of TCI Group Stock on the Record Date received one share of TSAT Common Stock for each ten shares of TCI Group Stock owned of record at the close of business on the Record Date (the "TSAT Distribution"). Fractional shares were not issued. Fractions of one-half or greater of a share were rounded up and fractions of less than one-half of a share were rounded down to the nearest whole number of shares of TSAT Common Stock. As a result of the TSAT Distribution, 119,129 shares of TSAT Series A Stock were distributed to the Plan during 1996. All shares of TSAT Series A Stock were liquidated subsequent to December 31, 1998.

         Effective July 1, 1999, the Plan is expected to be amended. See note 6.

(3)      Other Investment

         The investment contract held is fully benefit responsive and as such is valued at contract value. Contract value represents prior year's balance plus earnings, less participant withdrawals. Interest is recognized on the accrual method. The Plan's other investment (at contract value) at December 31 is shown below:

              Description                                               1998        1997
              -----------                                             --------     -------
                                                                      amounts in thousands
              Prudential Insurance
                 Company of America
                 Retirement Annuity                                   $    620         781
                                                                      ========     =======


         The contract value of the above investment approximates its fair value at December 31, 1998 and 1997. Such investment was liquidated subsequent to December 31, 1998. See note 6.


                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


(4)      Change in Unrealized Appreciation (Depreciation)

         Unrealized appreciation (depreciation) of investments for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                                                     1998          1997           1996
                                                                 -----------    ----------     ----------
                                                                              amounts in thousands
          End of year                                            $    63,580        28,572          6,801
          Change in unrealized appreciation due to
              distributions                                            5,330           864            673
          Less beginning of year                                     (28,572)       (6,801)       (14,189)
                                                                 -----------    ----------     ----------

          Net unrealized appreciation (depreciation) of
              investments                                        $    40,338        22,635         (6,715)
                                                                 ===========    ==========     ==========

(5)      Reconciliation to Form 5500

         The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1998 (amounts in thousands):

                  Net Assets Available for Participant Benefits - financial
                     statements - December 31, 1998                                                $      78,873

                  Benefits payable to participants                                                          (322)
                                                                                                   -------------

                  Net Assets Available for Participant Benefits - Form 5500 -
                     December 31, 1998                                                             $      78,551
                                                                                                   =============

(6)      Subsequent Event - Plan Changes

         Effective July 1, 1999, the Plan is expected to be amended, and all employee balances will be merged into the amended TCI 401(k) Plan, to be renamed the AT&T Long Term Savings Plan ("LTSP"). As amended, employees who have completed three consecutive months of employment are expected to be eligible to participate in the LTSP. As of the effective date, the LTSP is expected to have eleven investment options including three custom funds, which will only be available to LTSP participants: a fixed income fund, an equity fund and an international securities fund; three mutual funds: a money market mutual fund, a growth and income mutual fund and a growth mutual fund; three investment strategies which will be portfolios managed by independent investment managers, selected and closely reviewed by AT&T: a conservative investment strategy, a moderate investment strategy, and an aggressive investment strategy; an AT&T stock fund, and an AT&T Liberty stock fund. As amended, LTSP participants may change investment options and contribution percentages on a daily basis. Distributions are expected to be processed on a daily basis.

                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

         The LTSP is expected to allow participants to borrow up to 50% of their expected vested account balance or $50,000, whichever is lower. The minimum loan amount is expected to be $1,000, and the interest rate will be set as the prime rate, as of the last business day of the month prior to the month of the loan request.

                                                                      Schedule 1


                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                             (amounts in thousands)



                         (b)                                  (c)                        (d)               (e)
                                                   Description of investment                             Current
                 Identity of issuer                   including par value                Cost             value
                 ------------------                --------------------------          --------          -------
   *    Tele-Communications,                Series A TCI Group
        Inc.                                Common Stock, par value
                                            $1.00 per share                          $  9,369           49,083

   *    Tele-Communications,                Series A Liberty Media
        Inc.                                Group Common Stock,
                                            par value $1.00 per share                $  3,708           25,191

   *    Tele-Communications, Inc.           Series A TCI Ventures Group Common
                                            Stock, par value $1.00 per share         $    770            3,436

        TCI Satellite Entertainment, Inc.   Series A TSAT Common Stock, par
                                            value $1.00 per share                    $    330               47

        Prudential Insurance                Retirement annuity
        Company of America                  contract                                 $    620              620

*Denotes party in interest


See accompanying independent auditors' report.

                                                                      Schedule 2


                          UNITED ARTISTS ENTERTAINMENT
                          EMPLOYEE STOCK OWNERSHIP PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                             (amounts in thousands)


            (a)                       (b)              (c)           (d)                (e)                (f)            (g)

                                                                                                         Expense
     Identity of party          Description of       Purchase                                         incurred with     Cost of
         involved                   asset             price       Selling price      Lease rental       transaction      asset
     -----------------          ---------------    ----------     -------------      -------------     -------------    -------
First American Prime          Prime Money
Obligation Fund               Market fund          $    2,523             --             --                 --           2,523

First American Prime          Prime Money
Obligation Fund               Market fund          $       --          2,077             --                 --           2,077



            (a)                        (h)              (i)
                                 Current value of
                                    asset on
     Identity of party             transaction        Net gain
         involved                      date           or (loss)
     -----------------           ----------------     ---------
First American Prime
Obligation Fund                        2,523             --

First American Prime
Obligation Fund                        2,077             --

See accompanying independent auditors' report.

                                  EXHIBIT INDEX

Shown below is the exhibit which is filed as a part of this Report -

         23 - Consent of KPMG LLP